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               UNITED STATES                           OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION       -----------------------------
           Washington, D.C. 20549              OMB Number:        3235-0058
                                               Expires:    January 31, 2005
                                               Estimated average burden
                 FORM 12b-25                   hours per response ..... 2.50
                                               -----------------------------
        NOTIFICATION OF LATE FILING                    SEC FILE NUMBER
                                                           0-28008
                                               -----------------------------
                                                        CUSIP NUMBER
                                                        83169 M-20-3
                                               -----------------------------

(Check One):|X|Form 10-K  | |Form 20-F | |Form 11-K  | |Form 10-Q  | |Form N-SAR


     For Period Ended:                  December 31, 2001
                      ----------------------------------------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
                                      ------------------------------------------

================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
================================================================================
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

       SmartServ Online, Inc.
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Full Name of Registrant

       ***
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Former Name if Applicable

        One Station Place
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Address of Principal Executive Office (Street and Number)


        Stamford, CT  06902
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 could not be filed within the prescribed time period because the Registrant, which has a small accounting staff, has devoted substantial time and efforts to recent business matters affecting the Registrant. As a result, the Registrant has not been able to finalize the Annual Report for the fiscal year ended December 31, 2001.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Thomas W. Haller                203                    353-5650
     -------------------------    --------------------  ------------------------
              (Name)                  (Area Code)          (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
     15(d) of the Securities Exchange |X| Act of 1934 or Section
     30 of the Investment Company Act of 1940 during the
     preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?        YES   NO
     If answer is no, identify report(s).                              [X]   [ ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal
     year will be reflected by the earnings statements to be           YES   NO
     included in the subject report or portion thereof?                [X]   [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

See Attachment A, a press release dated April 1, 2002.

================================================================================

                              SmartServ Online, Inc
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 1, 2002               By:    /s/ Thomas W. Haller
     --------------------------       ------------------------------------------
                                      Thomas W. Haller, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

--------------------------------------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                                  ATTACHMENT A

PART IV - OTHER INFORMATION

                   SMARTSERV ANNOUNCES FOURTH QUARTER RESULTS

STAMFORD, CT - April 1, 2002 - SMARTSERV ONLINE, INC. (NASDAQ: SSOL), a leading Web and wireless application services provider, today announced results for the fourth quarter and twelve months ended December 31, 2001.

The Company reported revenues for the fourth quarter ended December 31, 2001 of $24,979 compared to $1,218,948 for the quarter ended December 31, 2000. The net loss for the fourth quarter was $4,465,782, or $0.73 per basic and diluted share, compared to net income of $478,530, or $0.09 per basic share and $0.06 per diluted share for the quarter ended December 31, 2000. Exclusive of a non-cash, stock-based compensation charge of $525,110 for the fourth quarter of 2001 and a non-cash credit for stock-based compensation of $3,503,377 for the 2000 quarter, net losses for the quarters ended December 31, 2001 and 2000 were $3,940,672, or $0.64 per basic share and diluted share, and $3,024,847 or $0.55 per basic and diluted share, respectively. The decrease in revenues resulted primarily from the previously disclosed termination of the Company's relationship with Data Transmission Network Corp (DTN) effective August 31, 2001.

Revenues for the twelve months ended December 31, 2001 were $3,297,806 compared to revenues of $4,207,696 for the twelve months ended December 31, 2000. The net loss for the twelve months ended December 31, 2001 was $14,819,860, or $2.52 per basic and diluted share, compared to a net loss of $6,959,737, or $1.56 per basic and diluted share for the year ended December 31, 2000. Exclusive of non-cash, stock-based compensation charges of $1,260,125 for 2001 and $471,226 for 2000, net losses for the years ended December 31, 2001 and 2000 were $13,559,735, or $2.30 per basic and diluted share and $6,488,511 or $1.45 per basic and diluted share, respectively.

"SmartServ is focused on capitalizing on the momentum in the wireless sector both here and abroad," noted Sam Cassetta, CEO of SmartServ. "The demand for our SmartServQ(TM) wireless SMS (Short Messaging Service) application in the Asia/ Pacific region, evidenced by our recent contracts with three of Hong Kong's largest carriers, including Hutchison Telecommunications (PNK:HUWHY.PK), has helped establish key market share for us in that region," he continued.

"In addition, we have entered into an agreement with a leading global, full-service investment banking and securities brokerage firm to disseminate its proprietary research and financial data via mobile devices. Their satisfaction with the results of the initial agreement led to the recent award of a second contract from the firm, reflecting our determination to build on SmartServ's existing relationships," added Mr. Cassetta. "We are more confident than ever in our ability to generate new business opportunities in both the financial services and telecommunications industries, and to establish key strategic alliances that can serve as the foundation for generating future revenues," he concluded.

ABOUT SMARTSERV

SmartServ (NASDAQ:SSOL), founded in 1993, is a B2B wireless technology leader with a focus on providing financial institutions and network service providers with potent, real-time financial applications and transaction routing systems for virtually any portable device, such as PDAs, RIM and mobile handsets, over any wireless network, including GSM, CDMA and the future 3G.

SmartServ's products include sophisticated engines capable of routing high-volume transactions, alerts, real-time global market quotes, and news to multiple destinations; proprietary W2W Middleware(TM) that configures content and applications for a wide array of devices and networks; and a suite of applications designed so that businesses and their customers can access real-time or streaming information in order to make critical financial decisions. Visit SmartServ at http://www.smartserv.com.

FORWARD-LOOKING STATEMENTS

This news release may contain forward-looking statements that involve risks and uncertainties. Forward-looking statements in this document and those made from time-to-time by the Company are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements concerning future plans or results are necessarily only estimates and actual results could differ materially from expectations. Certain factors that could cause or contribute to such differences include, and are not limited to, potential fluctuations in quarterly results, the size and timing of awards and performances on contracts, dependence on large contracts and a limited number of customers, dependence on wireless and/or internet networks of third-parties for certain products and services, lengthy sales and implementation cycles, changes in management estimates incident to accounting for contracts, availability and cost of key components, market acceptance of new or enhanced products and services, proprietary technology and changing technology, competitive conditions, system performance, management of growth, the risk that the Company's current and future products and services may contain errors or be affected by technical problems that would be difficult and costly to detect and correct, dependence on key personnel and general economic and political conditions and other factors affecting spending by customers, and other risks described in the Company's filings with the Securities and Exchange Commission.